Exhibit 3.1

Amendment to Bylaws Effective February 27, 2022

On February 27, 2022, the Board of Directors of Intricon Corporation (“Corporation”) adopted the following amendment to the Amended and Restated Bylaws of the Corporation:

Amendment of Bylaws

WHEREAS, the Board of Directors has determined that it is desirable and in the best interests of the Company and its shareholders that litigation involving the Corporation and its directors, officers and shareholders be brought exclusively in the state courts located in Montgomery County in the Commonwealth of Pennsylvania or the federal court in the Eastern District of Pennsylvania.

NOW THEREFORE, BE IT:

RESOLVED, that the Amended and Restated Bylaws of the Company shall be amended by renumbering Article VIII and Section 8.01 as Article IX and Section 9.01, respectively, and by adding a new Section VIII and Section 8.01 as follows:

“VIII.  EXCLUSIVE FORUM

Section 8.01 Jurisdiction and venue in the following actions and proceedings shall be exclusively in the state courts in Montgomery County in the Commonwealth of Pennsylvania or the federal court in the Eastern District of Pennsylvania: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of duty owed by any director, officer or other employee of the Corporation to the Corporation or its shareholders; (iii) any action or proceeding brought under subchapter 15D (relating to dissenters rights) of the Pennsylvania Business Corporation Law of 1988, as amended; (iv) any action or proceeding brought under subchapter 17G (relating to judicial supervision of corporate action) of the Pennsylvania Business Corporation Law of 1988, as amended; (v) any action or proceedings brought under Chapter 25 (relating to registered corporations) of the Pennsylvania Business Corporation Law of 1988, as amended; or (vi) any action or proceeding asserting a claim against the Corporation or any director, officer or other employee of the Corporation (a) arising under any provision of the Pennsylvania Business Corporation Law of 1988, as amended, or the articles of incorporation or bylaws of the Corporation, or (b) governed by the internal affairs doctrine.”